UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 20, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX AND LYONDELL REACH AGREEMENT ON LONG-TERM METHANOL SUPPLY

December 16, 2002

Methanex Corporation has entered into an exclusive agreement with Lyondell Chemical Company to supply Lyondell’s methanol feedstock requirements in North America and Europe. The agreement will commence in January 2003, and will be phased in over time. In addition, Methanex will acquire, for US$10 million, Lyondell’s methanol customer contracts in North America effective January 1, 2004. Methanex will also have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Channelview, Texas.

Pierre Choquette, President and CEO of Methanex commented, “These agreements confirm the confidence that global chemical companies, such as Lyondell, have in Methanex to be their preferred strategic supplier of methanol.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:
Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the ability to complete the agreement to acquire the methanol customer contracts in North America and certain production rights from Lyondell. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements
Phone: (604) 661-2600

NEWS RELEASE

For immediate release

METHANEX AND BP COMPLETE ATLAS FINANCING

December 19, 2002

Methanex Corporation announced today that non-recourse project financing has been completed for the Atlas methanol project in Trinidad, a joint venture with BP in which Methanex has a 63.1% interest. The project financing will total US$237 million representing approximately 60% leverage for the project. At November 30, 2002, Methanex’s total cash contribution to the project was approximately US$150 million. The Company has received approximately US$90 million, representing contributions made in excess of the pro-rata funding requirements of the project to November 30, 2002. Methanex’s total equity contribution on completion of the project is expected to be approximately US$100 million.

Pierre Choquette, President and CEO of Methanex commented, “Completing the project financing for Atlas further strengthens our financial capacity and flexibility.” Mr. Choquette added, “Atlas, with its very low capital and operating costs, will provide us with another outstanding production hub. Atlas is an integral part our strategic supply plan with duty free access to major markets in the United States and Europe.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:
Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include risks attendant with carrying out a major capital expansion project and producing and marketing methanol. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements
Phone: (604) 661-2600

NEWS RELEASE

For immediate release

METHANEX COMMENTS ON STATUS OF NEW ZEALAND GAS CONTRACT RE-DETERMINATION PROCESS

December 19, 2002

The Maui natural gas field is currently the primary gas supply source for Methanex’s New Zealand plants. A contractual process initiated in December 2001 to re-determine the economically recoverable natural gas reserves of the Maui field remains underway. The independent expert, who was appointed by the parties to the Maui gas contract, has released a draft determination report. As part of the re-determination process, submissions may be provided commenting on the draft report. Methanex plans to file such a submission. The independent expert’s final report is expected to be released in early 2003.

The independent expert’s draft determination of economically recoverable reserves is significantly lower than estimates that were prepared by consultants retained by Methanex. If the findings in the draft report are confirmed in the final determination, Methanex would lose substantially all of its remaining contractual natural gas entitlements from the Maui field. This would result in a near-term reduction in the current production capability of the New Zealand plants unless additional gas can be contracted from other sources. Methanex’s consultants estimate that substantially more gas is available in the Maui field than the independent expert has indicated in its draft report and Methanex’s submission to the independent expert will include the bases for this higher estimate.

Mr. Pierre Choquette, Methanex’s President and CEO commented, “The loss of a major portion of our production capacity in New Zealand in a global market that is already well balanced would likely lead to a tighter supply/demand balance for methanol and an extension of the period of strong prices. In the short-term, if the findings of the draft report are confirmed, we will work with our long-term contractual customers in Asia-Pacific to minimize the impact of reduced production from our New Zealand plants.” Mr. Choquette added, “We believe that the impact in 2003 of a shortfall in production in New Zealand is manageable. We have a number of alternative global supply sources including our plants in Chile and Kitimat as well as the option of restarting one of our idled facilities in North America. We are also continuing to pursue additional gas from other sources in New Zealand. The Atlas facility in Trinidad, in which we have a 63.1% interest, is scheduled for start-up in early 2004 adding 1 million tonnes to our available global production capacity. In addition, we recently decided to proceed with an 840,000 tonne expansion in Chile that will be completed in early 2005.” Mr. Choquette concluded, “We are also taking steps to protect our Asian market position for the longer-term by developing a potential project in Australia that could be a major supply source for our Asian customer base.”

A conference call is scheduled for Friday, December 20 at 11:00 am EST (8:00 am PST) to discuss the New Zealand gas situation and to answer any questions. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (604) 899-1159, or toll free at (888) 458-1598. The security code for the call is 24099. A playback version of the conference call will be available until December 31 at (877) 653-0545. The reservation number for the playback version is 170229.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include conditions in the methanol and other industries, including fluctuations in methanol price levels and the supply and demand balance for methanol; the independent expert’s final determination of the economically recoverable reserves from the Maui gas field; our ability to undertake and successfully complete the methanol production projects and to contract additional natural gas for our New Zealand facilities. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements
Phone: (604) 661-2600